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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                              GISH BIOMEDICAL, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    376360103
                                 (CUSIP NUMBER)

  S. CRAIG TOMPKINS, DIRECTOR OF BUSINESS AFFAIRS, READING INTERNATIONAL, INC. 550 SOUTH HOPE STREET, SUITE 1825, LOS ANGELES, CALIFORNIA 90071 (213) 235-2240
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 23, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 376360103                                    PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Reading International, Inc.
            95-3885184
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Nevada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF                  530,700
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER
 OWNED BY EACH                -0-
   REPORTING      --------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                              530,700
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            530,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            14.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                  SCHEDULE 13D

CUSIP NO. 376360103                                    PAGE 3 OF 4 PAGES

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 4 relates to the Schedule 13D filed November 25, 1998 in connection with the ownership by Reading International, Inc. (formerly Citadel Holding Corporation) ("Reading") of the Common Stock, no par value (the "Common Stock"), of Gish Biomedical, Inc., a California corporation (the "Issuer") whose principal executive offices are located at 22942 Arroyo Vista, Rancho Santa Margarita, California 92688.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since the date of the last Schedule 13D/A filing of October 27, 1999, CHC has disposed of 53,200 Shares at the aggregate sale price of $84,451.62 inclusive of brokerage commissions, where applicable. Reading has made a decision to over time liquidate its investment in Gish.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      a) To the best knowledge of Reading, the aggregate amount of securities held by the Reading is 530,700 shares of Common Stock, representing approximately 14.7% of the shares of Common Stock outstanding. The percentage ownership is based upon the total Shares outstanding of 3,592,145 reported in the Company's Form 10-Q for the period ended September 30, 2002.

      b) All of the shares of Common Stock reported under this Item 5 with respect to Reading are held by Reading, and Reading has the sole power to vote and dispose of the 530,700 Shares in question.

      c) Reading has engaged, within the last thirty days, in the following transactions in Common Stock of the Issuer, all of which were effectuated on the Nasdaq National Market.

      DATE OF TRANSACTION             AMOUNT SOLD                SALE PRICE
      -------------------             -----------                ----------
             01-07-03                      200                      $1.717
             01-07-03                      200                      $ 1.71
             01-07-03                    4,600                      $ 1.70
             01-10-03                   10,000                      $1.639
             01-13-03                   12,000                      $ 1.63
             01-14-03                      200                      $1.635
             01-14-03                      100                      $ 1.63
             01-14-03                    3,300                      $ 1.62
             01-14-03                      300                      $ 1.59
             01-17-03                      800                      $ 1.61
             01-17-03                      800                      $ 1.56
             01-17-03                    2,500                      $ 1.55

                                  SCHEDULE 13D

CUSIP NO. 376360103                                    PAGE 4 OF 4 PAGES

Item 5 (Continued)

      DATE OF TRANSACTION             AMOUNT SOLD                SALE PRICE
      -------------------             -----------                ----------
             01-23-03                    5,000                      $ 1.54
             01-24-03                    1,900                      $ 1.52
             01-24-03                    1,900                      $ 1.53
             01-24-03                      200                      $ 1.56
             01-24-03                    1,000                      $ 1.57
             01-28-03                    7,900                      $ 1.45
             01-28-03                      200                      $1.469
             01-28-03                      100                      $ 1.46
              TOTAL                     53,200

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

      None.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2003                  READING INTERNATIONAL, INC.
                                          a Nevada corporation



                                          By: /s/ S. Craig Tompkins
                                             -----------------------------------
                                             S. Craig Tompkins
                                                Executive Vice President
                                                Director of Business Affairs